SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM

1	Translation of YPF Sociedad Anónima Shareholder’s Meeting Proposals.

Proposals of the Board of Directors to YPF S.A.’s Shareholders regarding the items of the Agenda for the General Ordinary Shareholders’ Meeting called for April 29, 2022, available as of April 8, 2022.

Item 1. Appointment of two Shareholders to sign the minutes of the Meeting.

The Board of Directors of YPF S.A. (the “Company” or “YPF”) resolved to propose to the General Ordinary Shareholders’ Meeting of the Company that the two shareholders to sign the minutes be the representative appointed by Class A shares owned by the Argentine Government—Secretariat of Energy –Ministry of Economy, and the representative of shares owned by the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad—FGS) of the Public Social Security System – Argentine Social Security Administration (ANSES)—Law No. 26425.

Item 2. Consideration of the Annual Report, Informative Overview, Inventory, Balance Sheet, Statements of Comprehensive Income, Statement of Changes in Equity, Cash Flow Statements, Income Statement, Statement of Changes in Shareholders’ Equity and Statements of Cash Flow, individually and consolidated with its respective notes and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 45 which began on January 1, 2021 and ended on December 31, 2021.

The Board of Directors considered and approved the aforementioned documents and resolved to propose its approval by the General Ordinary Shareholders’ Meeting of the Company.

Please find the Company’s individual and consolidated Financial Statements and Annual Report for fiscal year beginning January 1, 2021 and ended December 31, 2021 published at the Argentine Securities Commission’s Regulations’ web site (“CNV”) at:

https://aif2.cnv.gov.ar/presentations/publicview/7aae6bae-3933-4d69-99e5-f77e6704b727

Item 3. Consideration of accumulated results as of December 31, 2021. Absorption of losses.

The Board of Directors resolved to propose to the General Ordinary Shareholders’ Meeting of the Company which will consider the accounting documentation corresponding to Fiscal Year No. 45, to partially absorb the accumulated losses in the accumulated results account up to the net income amount of Ps. 257 million for the fiscal year.

Item 4. Determination of remuneration for the Independent Auditor for the fiscal year ended as of December 31, 2021.

The Board of Directors resolved to propose to the General Ordinary Shareholders’ Meeting of the Company to approve Deloitte & Co. S.A’s remuneration for an amount equal to Ps.187,419,665 for its audit services as Independent Auditor of the annual financial statements as of December 31, 2021 and the quarterly information corresponding to 2021.

Item 5. Appointment of the Independent Auditor who will report on the annual financial statements as of December 31, 2022 and determination of its remuneration.

The Audit Committee has assessed the performance of Deloitte & Co. S.A., and issued a favorable opinion, raising no objections should the General Ordinary Shareholders’ Meeting decide to appoint Deloitte & Co. S.A. as the Company’s Independent Auditor to report on the annual financial statements as of December 31, 2022.

In this regard, the Board of Directors resolved to propose to the General Ordinary Shareholders’ Meeting of the Company:

1.

To appoint Deloitte & Co S.A. as Independent Auditor of the Company to report on the annual financial statements as of December 31, 2022, informing that, in compliance with the provisions of Articles 22 and 23 of Chapter III Title II of the Argentine Securities Commission’s Regulations (CNV Regulations), Mrs. Vanesa Rial De Sanctis and Mr. Guillermo Cohen, as certifying accountants, and Mrs. Noelia Depetris, as alternate certifying accountant, have filed the affidavits required under the applicable regulations; and

2.	To have the remuneration of the Independent Auditor determined by the General Ordinary Shareholders’ Meeting at which the annual financial statements for fiscal year 2022 will be considered.

Item 7. Consideration of the Remuneration of the Board of Directors (Ps.466,669,035) for the fiscal year ended on December 31, 2021 which resulted in computable loss in accordance with the regulations of the National Securities Commission (Comisión Nacional de Valores).

In relation to the Board of Directors’ fees for fiscal year ended December 31, 2021, it is informed that:

1.

(i) The General Ordinary and Extraordinary Shareholders’ Meeting held on April 30, 2021 approved to authorize the Board of Directors to pay advance compensations to Directors and Supervisory Committee members for fiscal year 2021 for up to a total amount of Ps. 463,479,265, and (ii) during the fiscal year ended December 31, 2021, Ps.466,669,035 were paid as fees, compensations and remunerations on all accounts to the Board of Directors.

2.

The Board of Directors considers that the remunerations allocated to its members during the fiscal year under consideration are adequate and reasonable inasmuch they contemplate the responsibilities of each director, the performance of special commissions and/or technical -administrative functions, if any, and the time devoted to their duties. The Board further considers that such remunerations are in line with market guidelines, based on the analysis conducted by the People and Culture Vice-Presidency and the Compensation and Nomination Committee, and the particular circumstances of the Company.

Based on the foregoing, the Board of Directors proposes to the General Ordinary Shareholders’ Meeting of the Company to approve the amount of Ps.466,669,035 as remunerations, fees and compensations on all accounts of the Board of Directors for the fiscal year ended December 31, 2021.

Item 8. Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2021.

The Board of Directors resolved to propose to the General Ordinary Shareholders’ Meeting of the Company the approval of the amount of Ps.15,669,000 as remunerations of the Supervisory Committee for fiscal year ended December 31, 2021.

Item 9. Determination of the number of regular and alternate members of the Supervisory Committee.

The Board of Directors resolved to propose to the General Ordinary Shareholders’ Meeting of the Company that the Supervisory Committee should be composed of three (3) regular members and three (3) alternate members.

Item 12. Determination of the number of regular and alternate members of the Board of Directors.

The Board of Directors resolved to propose to the General Ordinary Shareholders’ Meeting of the Company that the Board of Directors should be composed of thirteen (13) regular members and eleven (11) alternate members.

Item 14. Appointment of regular and alternate Directors for Class D shares and determination of their tenure.

The Board of Directors resolved to propose to the General Ordinary Shareholders’ Meeting of the Company:

(i)

The appointment of Pablo Gerardo González, Sergio Pablo Antonio Affronti, Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Emilio Javier Guiñazú Fader, Sebastian Caldiero, Ramiro Gerardo Manzanal, Héctor Pedro Recalde, Nancy Susana González and Celso Alejandro Jaque as Regular Directors for Class D shares, all of them for one fiscal year.

(ii)

The appointment of Gerardo Damián Canseco, Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba, Miguel Lisandro Nieri, Sonia Elizabeth Castiglione, María Martina Azcurra, Santiago Martínez Tanoira, Silvia Noemí Ayala and Santiago Álvarez as Alternate Directors for Class D shares, all of them for one fiscal year.

In the event of temporary or permanent replacement of regular directors Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Emilio Javier Guiñazú Fader, Sebastian Caldiero, to establish the substitution of each of them in the following order, respectively: Gerardo Damián Canseco, Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba, Miguel Lisandro Nieri and Sonia Elizabeth Castiglione. Messrs. María Martina Azcurra, Santiago Martínez Tanoira, Silvia Noemí Ayala and Santiago Álvarez may replace any of the remaining Directors for Class D shares hereby proposed.

Additionally, it is informed that according to information received by the Company to date, Messrs. Pablo Gerardo González, Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Emilio Javier Guiñazú Fader, Sebastian Caldiero, Ramiro Gerardo Manzanal, Héctor Pedro Recalde, Nancy Susana González and Celso Alejandro Jaque do qualify as independent; and Sergio Affronti do qualify as non-independent in accordance with the Argentine Securities Commission Regulations. Additionally, it is informed that according to information received by the Company to date Messrs. Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba, Miguel Lisandro Nieri and Sonia Elizabeth Castiglione do qualify as independent; and Gerardo Canseco, Maria Martina Azcurra, Santiago Martínez Tanoira, Silvia Noemí Ayala and Santiago Álvarez do qualify as non-independent in accordance with the National Securities Commission Regulations.

Background information of the proposed candidates is attached hereto.

Item 15. Determination of advanced compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2022.

The Board of Directors resolved to propose to the General Ordinary Meeting of Shareholders to approve the payment of advanced compensation to directors and members of the Supervisory Committee for fiscal year 2021 for up to an amount of Ps.706,197,358. To such effect, the remunerations corresponding to positions to be filled in the Board of Directors and the respective Committees, special commissions and technical and administrative functions were taken into account, as well as the inclusion of the CEO’s remuneration for a full term and the projections for maintaining the Company’s market position.

In consideration of the above, and based on the analysis conducted by the Compensation and Nomination Committee of the Board of Directors on the basis of market information provided by a consulting firm specialized in the matter, the proposed remunerations are considered appropriate and reasonable, and in line with comparable remunerations of leading companies in the market.

The Board of Directors

YPF S.A.

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Exhibits

Exhibit to Item 14. Appointment of regular and alternate members of the Board of Directors and determination of their tenure

Background information of Regular Directors proposed for Class D

Pablo Gerardo González

Mr. Pablo González earned a law degree from Universidad Nacional de La Plata where he also obtained a notary public degree. He holds a degree in Hydrocarbons Law from Universidad Austral. In 1994, Mr. González was a member of the board of Distrigas S.A. In 1996, he served as Legal Manager at Servicios Públicos Sociedad del Estado. From 1999 to 2003, he served as Undersecretary for Fiscal Resources of the Province of Santa Cruz. He served as General Attorney of the Province of Santa Cruz from 2003 to 2007. In 2007, he served as Provincial Minister of Home Affairs, Provincial Representative and First Vice President in the House of Representatives of the Province of Santa Cruz. From 2008 to 2011, he was Chief of the Ministerial Cabinet of the Province of Santa Cruz. Between 2011 and 2015, he was National Senator in representation of the Province of Santa Cruz. Between 2014 and 2015, he was a member of the National Judicial Council. He was Vice Governor of the Province of Santa Cruz between 2015 and 2019. From 2019 to 2021, he was Provincial Deputy representative for the Province of Santa Cruz. In February 2021, Mr. González was appointed Director and Chairman of the Board of YPF.

Sergio Pablo Antonio Affronti

Mr. Affronti holds a degree in administration and a public accounting degree from the Universidad Católica Argentina, with a postgraduate degree in business from the IAE. He also completed the oil and gas management and engineering program at the University of Texas in Austin. He joined YPF in 1993 as Production Supervisor in Mendoza and his technical profile led him to live and work in different areas in the Gulf of San Jorge and Neuquén Basins. He pursued his professional career with Repsol YPF and Repsol in Latin America, Europe and Northern Africa. He served as Strategic Planning Manager for Upstream Latin America, Director of Supply and Contracts for Upstream, Technical Planning Director for gas projects in Algeria, Planning and Management Control Director for Europe, Asia and Africa, Country Manager and General Manager in Ecuador and Director of Corporate Development. From June 2012 until 2016, he served as Services Vice President and Alternate Director for YPF, as well as President of Astra Evangelista and YPF Tecnología. Prior to being appointed Chief Executive Officer at YPF, he has been working as an independent consultant in strategic projects for foreign and national companies in Argentina and Latin America. He has been the Chief Executive Officer of YPF and a member of the YPF Board of Directors since April 2020.

Roberto Luis Monti

Mr. Monti earned undergraduate and master’s degrees in electrical engineering from the Universidad de Buenos Aires and holds a master’s in business administration from the American Management Association, New York. He has an extensive experience in the national and international energy industry. From 1995 to 1997, he was Chairman and General Manager of Maxus Energy Corporation. From 1997 to 1999 he held several positions at YPF, including CEO during 1997 and Chairman and CEO from 1998 to 1999. From 1999 to 2000, he was the Executive Vice President of Exploration and Production of Repsol YPF in Argentina. Currently, he is a member of the Board of Directors of Tenaris S.A. Between April 2016 and January 2020 he was a member of the Board of Directors and Chairman of the Risk and Sustainability Committee of the Board of Directors of YPF. He has been a member of the Board of Directors of YPF since May 2020.

Norberto Alfredo Bruno

Mr. Bruno holds a degree in business administration from the Universidad Argentina de la Empresa and completed postgraduate studies in strategic management from the Instituto de Administración Estratégica; organization and business management at the Instituto Argentino de Economía Energética as well as in energetic economy at the Massachusetts Institute of Technology. He held different positions at YPF, where he served as International Development Manager, from 1983 to 1998 and at YPF Perú where he was the General Manager from 1998 to 2000. From October 2001 to December 2013, he was the General Manager of Empresa de Energía Río Negro S.A. Thereafter, he served as a business consultant and advisor. Between December 2015 and December 2019, he was the Minister of Economy and Infrastructure of the Province of Neuquén. He has been a member of the Board of Directors of YPF since April 2016.

Horacio Oscar Forchiassin

Mr. Forchiassin holds a degree in mechanical engineering from Universidad Nacional de la Patagonia San Juan Bosco, of Comodoro Rivadavia, Province of Chubut. He held various positions at Transportes Dimópulos S.R.L since 1973 until he became Operations Manager between January 1980 and September 1991. Between 1991 and 1995 he served in Operaciones Especiales Argentinas S.A. as Commercial Manager. From 1995 to 2016 he held various positions in NOV Tuboscope Vetco de Argentina S.A., Operations Manager for south regional, Operations Manager for Argentina, until he was appointed General Manager in January 2011. He was also member of the Board of Directors, serving as Chairman and General Manager from March 2012 to December 2016. During the same period he was Director in Tuboscope Vetco of Canada INC. Between March 2013 and December 2016, he was Director of Black Max Argentina S.A. He has been a member of the Board of Directors of YPF since March 2020.

Ignacio Perincioli

Mr. Perincioli holds a degree in business administration and is a certified public Accountant from the Universidad de Buenos Aires. He has also completed a project management specialization of the Asociación Argentina de Evaluadores (ASAE), a Specialization in Management of Small and Medium Sized Enterprises at the Universidad de Buenos Aires and a Specialization in Oil and Gas Management at Universidad Austral. He served in the Department of Control of External Indebtedness of the Auditor General’s Office, in the Under Secretariat of Coordination and Management Control, in the Provincial Road Program within the Ministry of Federal Planning, Public Investment and Services, and in the Management of Administration and Finance of La Opinión Austral S.A. in Río Gallegos, Province of Santa Cruz. From December 2015 to March 2018, he was President of Fomento Minero de Santa Cruz S.E., Director and Vice-President of Cerro Vanguardia S.A., and a member of the Supervisory Committee in Patagonia Gold S.A. Between July 2014 and December 2015, he was a member of the Board of Directors of YPF. Currently, he is the Minister of Economy, Finance and Infrastructure of the Province of Santa Cruz. He has been a member of the Board of Directors of YPF since April 5, 2018.

Emilio Javier Guiñazú Fader

Mr. Guiñazú Fader holds a degree in Industrial Engineering from the Universidad Nacional de Cuyo. He also holds an MBA degree granted by Escuela de Graduados en Liderazgo Empresarial DUXX Monterrey, Mexico. From 2005 to 2015 he held various positions at IMPSA Wind, including the offices as General Manager, Marketing Manager and Director of Operations. From 2015 to 2019 he was President and General Manager at EMESA (Empresa Mendocina de Energía). From 2015 to 2019 he was Director at HINISA (Hidroeléctrica Nihuiles S.A.). From December 2015 to April 2022 he was Under Secretary of Energy for the Province of Mendoza. Since December 2019 he is Director at DIOXITEC. Since April 2021 he is General Manager at Potasio Río Colorado.

Sebastián Caldiero

Mr. Caldiero holds a law degree from the Universidad Nacional de La Pampa, where he was a fellow in YPF Foundation’s scholarship program. He obtained a postgraduate degree in administrative law from the Universidad National del Comahue, and completed a special training in hydrocarbons from the Center for Energy Regulation Studies (CEARE)—Universidad de Buenos Aires. He practices Law since 2003 and was also legal advisor of the Municipality of Cipolletti from 2004 through 2010. He then served as Provincial Director of the General Advisory of Neuquén, he led the Office of Legal Affairs of the Río Negro Secretary of Energy, and was appointed as Sub Secretary of Energy in 2014. In 2015, he was appointed Hydrocarbons Secretary of the Province of Río Negro. From March 2016 to December 2019, he served as Energy State Secretary of Río Negro. Between April 2018 and April 2019 he was a member of the Board of Directors of YPF S.A. As from December 2019, he holds office as Provincial Legislator for Río Negro.

Ramiro Gerardo Manzanal

Mr. Manzanal earned a degree in economics, with orientation in economic planning and development from the Faculty of Economic Sciences of the Universidad de Buenos Aires. He completed a postgraduate in economics and public policies in Universidad Torcuato Di Tella. Between 1998 and 2000, he worked as a Consultant in the Secretary of Industry, Commerce and Mining. Between 2000 and 2004 he was an Advisor in the Cabinet Floor of the Secretary of Economic Development of the Government in the City of Buenos Aires. Between 2004 and 2006, he was Advisor to the Undersecretary of Production, Secretariat of Production, Tourism and Sustainable Development, of the Government in the City of Buenos Aires. Between 2006 and 2008, he was Executive Coordinator of the Interamerican Development Bank belonging to the Secretariat of Industry, Commerce and SMEs, Ministry of Economy and Production of the Nation. Between 2008 and 2012, he was Advisor to the Presidency of the Grupo Banco Nación—Nación AFJP. Between 2012 and 2014, he was an advisor to the General Management of the BCRA. Between 2014 and 2015, he was a Member of the Board of Directors of the National Commission for Foreign Trade. Between 2016 and 2019, he served as a consultant at Idear Desarrollo. During 2019, he worked in the general coordination of the SME Center of the School of Economics and Business of the Universidad Nacional de San Martín in the Province of Buenos Aires. He has been a member of the Board of Directors of YPF since March 2020.

Héctor Pedro Recalde

Mr. Recalde holds a law degree from the Universidad de Buenos Aires, he was full professor of different subjects related to labor law at the Universidad de Buenos Aires. He was a Legal Advisor of Trade Union Organizations, Chief of Advisors in the General Confederation of Labor of the Argentine Republic, Member of the Advisory Council of the Association of Labor Lawyers. He was a technical advisor representing the workers sector of the Employment, Productivity and Minimum Living and Mobile Wages Council, General Secretary of the Association of Personnel of Social Welfare Organizations. He was a counselor of the Judicial School of the Council of the Magistracy of the Nation, Director of the Labor Law Magazine, Editorial Ministry of Justice and Human Rights of the Nation. He served as Deputy of the Nation and President of the Labor Legislation Commission of the Honorable Chamber of Deputies of the Nation between 2006 and 2015. From November 2014 to July 2016, he was a member of the Council of the Magistracy of the Nation. He is currently a regular member appointed by the National Executive Power in the Prosecution Court of the Public Prosecutor’s Office. He has been a member of the Board of Directors of YPF since March 2020.

Nancy Susana González

Mrs. González served as National Deputy for the Province of Chubut in October 2006 and December 2013, where she held different positions. From 2001 to 2009 she was Secretary of the Standing Committee on Consumer, User and Competition Protection, and later, from 2009 to 2011 she was Chairwoman for the Senior Citizens’ Standing Committee. In 2013 she served as Inter-Parliamentary Relations Secretary for the Latin American Parliament and finally, from 2011 to 2012, as Vice President of the Latin American Parliament for the Argentine Republic. From 2013 to 2015 she was Head of the District Units for Inclusion Promotion (UDAI, for its acronym in Spanish) at ANSES (Argentina’s Social Security Administration). From 2015 to 2021 she held different positions in Argentina’s Senate as Senator for the Province of Chubut. From 2018 to 2021 she was Vice Chairwoman of the Standing Committee on Health. In 2018 and 2021 she served as Vice Chairwoman of the Standing Committee on Environment and Sustainable Development. From 2018 to 2021 she was Chairwoman of the Standing Committee on National Defense.

Celso Alejandro Jaque

Mr. Jaque is a national public accountant and partitioning expert of the Universidad Nacional de Cuyo, Faculty of Economic Sciences. Between 1991 and 1995, he was a Provincial Deputy of the Fourth Electoral District of the Province of Mendoza. He was the Town Mayor of Malargüe, Mendoza in two periods: between December 1995 and December 1999 and between December 1999 and December 2003. He was Senator of the Nation for the Province of Mendoza, Honorable Chamber of Senators of the Nation during 2003 and 2007. Between 2007 and 2011, he was Governor of the Province of Mendoza. Among other positions, he served as Private Secretary to the Minister of Finance of the Province of Mendoza in 1987. From 1989 to 1991, he was General Director of Administration of Finance Ministry in the Province of Mendoza. From 2012 to November 2015, he was Ambassador Extraordinary and Plenipotentiary of the Argentine Republic in the Republic of Colombia. He served as Administrative Manager in several service companies in the Province of Mendoza. He also practiced the profession privately. He has been a member of the Board of Directors of YPF since March 2020.

Background information of Alternate Directors proposed for Class D

Gerardo Damián Canseco

Mr. Canseco earned a law degree and specializes in trade union law. Since 1984, he has been an employee of YPF. He has held several other positions, including Government Secretary for the Municipality of San Lorenzo in the Province of Santa Fe from 2007 to 2011, Undersecretary of Labor for the Labor and Social Security Ministry from 2011 to 2014, and President of the Centro de Estudios Laborales y Sociales of Rosario from 2014 to 2016. From 2014 to 2016, he was General Secretary of the San Lorenzo Branch of the Federación Sindicatos Unidos Petroleros e Hidrocarburíferos (SUPeH). He has been an Alternate member of the Board of Directors of YPF since May 2020.

Guillermo Rafael Pons

Mr. Pons is a certified public accountant from the Universidad Nacional del Comahue, in the Province of Neuquén. He earned a Master of Business Administration at the International Business School (EIN). From December 1991 to December 2000, he practiced the profession privately. From January 2001 to October 2011, he was partner in Estudio Molinaroli, Perticarini, Pons y Asociados. He was Director General of Administration of the Ministry of Government and Justice of the Province of Neuquén between May 1994 and November 1995. He served as Secretary of the Treasury of the Municipality of the Province of Neuquén between June 1995 and December 1995. Between November 1994 and May 1995, he was General Director of Administration of the Secretary of State for Social Action of the Province of Neuquén. He was also Administrative Manager of the U.E.F.E. (Unidad Ejecutora Central de Proyectos con Financiamiento Externo) of the Province of Neuquén, between 1999 and 2000. He also served as a consultant to the Superintendency of Economic Management of the Province of Río Negro in 1996. He was an advisor to the Legislature de Río Negro between 2003 and 2007. Currently, he is a partner of BMP Estudio & Consultora SRL since 2011. Currently, he is the Minister of Economy and Infrastructure of the Province of Neuquén. He has been an alternate member of the Board of Directors of YPF since April 2020.

Adrián Felipe Peres

Mr. Peres obtained a law degree from the Universidad de Buenos Aires. He was professor of civil law and contracts at the Universidad de Buenos Aires and the Pontificia Universidad Católica Argentina. Between 1968 and 1976, he worked as a Lawyer for the SE. From 1976 to 1981, he was Advisor and then Director of Contracts for YPF. Also, he served as Advisor to the Ministry of Mining between 1981 and 1982. In that same year, he was a lawyer of counsel at Cárdenas, Hope & Otero Monsegur. From 1982 to 2011, he worked at Bridas S.A. where he held various positions, first as a Lawyer, then Commercial Director until finally being Vice President. In addition, he was Officer of Oil Committee of the International Bar Association, he was President of the Energy Law Association, and he was a member of the Board of the IAPG. Moreover, he was a member of the Board of Cámara Empresarial Industria Petrolera y Afines (CEIPA). Also, from 1995 he has been a member of the Board, Executive Director and, since 2020, he has been the President of the Chamber of the Petroleum Industry. He has been an alternate member of the Board of Directors of YPF since April 2020.

Silvina del Valle Córdoba

Ms. del Valle Córdoba obtained a degree in international relations and a degree in political science from the Universidad Católica de Córdoba. She completed, among others, the following postgraduate seminars at the Universidad Nacional de la Patagonia Austral: in public management and organization; in public sector economics; in state, society and public policies of Argentina. She also completed a postgraduate course in State Politics in the Framework of Globalization at the Georgetown University. She served as Director of Strategic Organization and Provincial Director of Statistics and Censuses of the Undersecretariat of Planning of the Province of Santa Cruz. Between 2012 and 2015, she served as Head of the Migration Delegation of the Ministry of the Interior and Transportation of the Nation. Between 2015 and 2019, she served as Secretary of Commerce and Industry of the Ministry of Production, Commerce and Industry of the Government of Santa Cruz. She is currently the Minister of Production of Santa Cruz. She has been an alternate member of the Board of Directors of YPF since August 10, 2020.

Miguel Lisandro Nieri

Mr. Nieri earned a degree in economics from the National Universidad Nacional de Cuyo and holds a master’s degree in finance and management control from the ADEN Business School, University of San Francisco. He has held several positions throughout his career, including Advisor of the Ministry of Finance of the Province of Mendoza from January 2000 to November 2003, Subdirector of Finance of the Provincial Fund for the Transformation and Growth of Mendoza from July 2004 to February 2007, member of the Board of Directors of Mendoza Fiduciaria S.A. from June 2006 to April 2007, Business Manager of Puente Hnos. Sociedad de Bolsa in Cuyo from March 2008 to June 2009, and Administrator of Financing for the Development of Mendoza Agency from December 2015 to March 2017. He was Minister of Finance and Treasury of the Province of Mendoza from March 2017 to July 2018. Between July 2018 and December 2019, he served as Minister of Government, Labor and Justice of the Province of Mendoza. Between December 2019 and December 2021, he served as Minister of Finance of the Province of Mendoza. Currently, he is National Deputy representing the Province of Mendoza. He has been an alternate member of the Board of Directors of YPF since March 2017.

Sonia Elizabeth Castiglione

Mrs. Castiglione is a Systems Analyst and completed a postgraduate course in Business IT. From 1991 to 1996 she served as independent consultant in information systems and administrative processes. From 2000 to 2019, she held various positions in the Municipality of Río Grande, as Head of the Local Development Department, Tourism Coordinator, Undersecretary of Production and Secretary of Production and Environment. Since 2019 she is Minister of Production and Environment for the Province of Tierra del Fuego.

María Martina Azcurra

Mrs. Azcurra holds a degree in public accounting and a business administration degree from the Universidad de Buenos Aires and a master’s degree in business management from the Universidad del Salvador. She joined YPF in 1992 and developed her professional career in different positions in the Commercial Downstream area until 2007, when she was appointed Responsible for Support and Functional Development within the Corporate Economic-Administrative area. From 2008 through 2010, she served as Corporate Manager for Strategy, Planning and Management Control, in the Finance area. Between 2010 and 2017, she took on different managing positions within the Commercial Downstream area. From 2017 to 2020, she was Human Resources Manager for Downstream. Since 2020, she is our Executive Chemical Manager within our Downstream Vice Presidency. She is an alternate member of the Board of Directors of YPF since June 2020.

Santiago Martínez Tanoira

Mr. Martínez Tanoira earned a degree in industrial engineering from the Instituto Tecnológico de Buenos Aires (ITBA), and he holds a master’s degree in business administration from Universidad Austral. He completed specialization courses at the Universities of Darden, Wharton and Harvard in the United States of America. In 1998, he joined YPF and took on several roles within the Petrochemical Business. He was in charge of the Marketing, Planning and Business Development in Argentina between December 2002 and April 2008. In May 2008, he held the position of Basic Petrochemical and Intermediate Products Director at Repsol in Spain. Afterwards, he was appointed Chemistry Director at YPF from August 2011 until 2012. He was also member of the Board of Directors of Profertil from 2012 until September 2016 he served as Executive Manager of the Mendoza Region, in charge of the Upstream operations. Mr. Martínez Tanoira was our Upstream Executive Vice President from October 2016 until August 2017, and our Downstream Executive Vice President from August 2017 until May 2020. He is Chairman of the Board of Directors of Mega and YPF EE. Currently, he serves as our Gas and Power Executive Vice President. He has been an alternate member of the Board of Directors of YPF since April 2017.

Silvia Noemí Ayala

Mrs. Ayala holds a degree in public accounting from the Universidad de Morón, with different specialization programs, and a master’s degree in economics and administration from the ESEADE. She joined YPF in 1994 to participate in the project to launch OPESSA, a subsidiary of YPF that operates service stations. She took on different roles in relation to the administrative and financial processes until 2007. From 2008 to 2011, she served as SAP Processing Coordinator and as Chief of Planning and Management Control. In 2012, she was appointed Treasury Manager. She was the Financial Services Department Manager in YPF between June 2018 to August 2021. Currently, she serves as Executive Leader Aconcagua Project reporting to the Digital Technologies vice presidency. She has been an alternate member of the Board of Directors of YPF since June 2020.

Santiago Álvarez

Mr. Álvarez holds a law degree from the Universidad de Buenos Aires. From 2007 to 2009, he was Legislative Advisor of the Social Communication Committee in the Legislature of the Autonomous City of Buenos Aires. From 2009 to 2011, he served as Deputy Manager of Institutional Relations of Aerolineas Argentinas SA. From 2011 to 2012, he was the News Manager in TV Pública. Between 2012 and 2015, he was Chairman of Agencia Télam. From 2016 to 2020, he worked as Creative Director in Monteagudo Agencia. He has been our Corporate Affairs, Communications and Marketing Executive Vice President since January 2020 and he has been an alternate member of the Board of Directors of YPF since April 2020.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 8, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer